Exhibit 99.7
IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT
IN AND FOR MIAMI-DADE COUNTY, FLORIDA

RICHARD TOMBS, Individually and On	Case No. D5-19623-CA22
Behalf of All Others Similarly Situated,

Plaintiff,	CLASS REPRESENTATION

vs.

NEW VALLEY CORPORATION, BENNETT
S. LEBOW, HOWARD M. LORBER,
RICHARD J. LAMPEN, HENRY C.
BEINSTEIN, VICTOR M. RIVAS, BARRY
W. RIDINGS, RONALD J. KRAMER,
ARNOLD I. BURNS, and VECTOR GROUP
LTD.,

Defendants.
______________________________
CLASS ACTION COMPLAINT
     Plaintiff Richard Tombs, by the undersigned attorneys, alleges upon information and belief, except as to the allegations that pertain to plaintiff, which are alleged upon personal knowledge, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the minority holders of New Valley Corporation (“New Valley” or the “Company”), against its directors, and its majority shareholder Vector Group, Ltd. (“Vector”), arising out of Vector’s attempt to acquire, through an exchange of New Valley common stock for Vector common stock, 100% of New Valley (the “Proposed Acquisition”) for inadequate and unfair consideration, without full disclosure of all material information, to the detriment of the minority shareholders, all in breach of defendants’ fiduciary duties.

     2. New Valley is a company engaged in the real estate business in the United States. The Company holds a 50% interest in Douglas Elliman Realty, LLC, which engages in the real estate brokerage business, and, through its New Valley Realty Division, owns a 50% interest in Koa Investors LLC, which owns the Sheraton Keauhou Bay Resort & Spa in Kailua-Kona, Hawaii. New Valley was formerly known as Western Union Corporation (organized in 1851). The Company is based in Miami, Florida, and is majority owned by Vector.
     3. In pursuing the unlawful plan to force an exchange of New Valley common stock for shares in Vector for grossly inadequate consideration and without complete disclosure of all material information, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing.
     4. In essence, the Proposed Acquisition is solely designed to ensure that New Valley’s majority shareholder and the Company’s Vector-appointed directors, complete the Proposed Acquisition despite the fact that the exchange ratio called for in the Proposed Acquisition is highly unfair to the minority shareholders of New Valley and New Valley’s minority shareholders have not been provided with all material information concerning the Proposed Acquisition necessary for them to make an informed decision.
JURISDICTION AND VENUE
     5. This action is brought as a class action pursuant to Florida Rule of Civil Procedure 1.220.
     6. The Court has jurisdiction over each defendant because they conduct business in, reside in, and/or are citizens of the State of Florida. The amount in controversy of Plaintiff’s claims, exclusive of interest and costs is less than $75,000.

     7. Venue is proper in Miami-Dade County, Florida because the causes of action asserted herein occurred and/or accrued in Miami-Dade County, Florida. Venue is also appropriate in this Court because New Valley’s principal place of business is in Miami, Florida.
PARTIES
     8. Plaintiff at all times relevant hereto has been a shareholder of New Valley.
     9. New Valley is a Delaware corporation with its principal place of business located at 100 SE Second Street, 32nd Floor, Miami, Florida 33131. New Valley is company engaged in the real estate business. As of April 19, 2005, New Valley had issued and outstanding over 23 million shares of common stock held by hundreds, if not thousands, of beneficial holders.
     10. Defendant Vector, a publicly-held corporation, through its subsidiaries, engages in the manufacture and sale of cigarettes in the United States. It produces cigarettes in approximately 220 combinations of length, style, and packaging. Vector’s brand portfolio consists of LIGGETT SELECT, EVE, JADE, PYRAMID, USA, and various private label brands. In addition, Vector is the majority, dominating and controlling shareholder of New Valley. Vector currently owns approximately 57.7% of the outstanding shares of New Valley common stock. Vector is sued as the controlling and dominating shareholder of New Valley, for breaching its fiduciary duties in connection with its offer to exchange its shares for New Valley shares. Vector’s control over New Valley, its directors and its officers, is undeniable. For example, on March 15, 2005, New Valley’s directors and Vector were forced to settle a stockholder derivative suit filed in Delaware Chancery Court concerning New Valley’s payment of excessive consideration to purchase one of Vector’s other subsidiaries, BrookeMil Ltd. Pursuant to the settlement, Vector agreed to pay $7 million to the Company.

     11. Defendant Bennett S. LeBow (“LeBow”) is Chairman and CEO of the Company and was at all relevant times a director of the Company. Lebow is also the Executive Chairman of Vector, was its CEO until September 28, 2005, is the Interim President and CEO of Vector Tobacco, and is the Company’s majority and controlling shareholder. In addition, LeBow is a party to an employment agreement with the Company dated as of June 1, 1995, as amended effective as of January 1, 1996. The agreement had an initial term of three years effective as of January 18, 1995, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within the 60-day period before this date. As of January 1, 2005, LeBow’s annual base salary from New Valley was $2 million. Following termination of LeBow’s employment without cause, he would continue to receive his base salary for a period of 36 months commencing with the next anniversary of the effective date following the termination notice. Following termination of his employment within two years of a change-of-control (such as the Proposed Acquisition), LeBow would receive a lump sum payment equal to 2.99 times his then current base salary (i.e., nearly $6 million). Further, LeBow is the owner of 5% of the common stock of Ladenburg Thalmann Financial Services Inc. (“LTS”), a subsidiary of Vector, and has served as director of LTS. LTS has been loaned millions of dollars by the Company over the past few years. LeBow is not an independent director.
     12. Defendant Howard M. Lorber (“Lorber”) is President and COO of the Company and was at all relevant times a director of the Company. Lorber is slated to become the CEO of New Valley in January 2006, with LeBow remaining as Executive Chairman. Since January 2001, Lorber has also served as President, COO and a director of Vector, and, on September 28, 2005, was named CEO of Vector. Like LeBow, Lorber is also a party to an employment agreement with the Company dated June 1, 1995, as amended effective as of January 1, 1996. The agreement had an initial term of three years effective as of January 18, 1995, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within 60 days before this date. As of January 1, 2005, Lorber’s annual base salary was $1.95 million, which is subject to an annual cost of living adjustment. In addition, the Board of Directors of New Valley (the “Board”) awarded Lorber a bonus of $1.5 million for 2004. Following termination of his employment without cause, Lorber would continue to receive his base salary for a period of 36 months commencing with the next anniversary of the effective date following the termination notice. Following termination of his employment within two years of a change-of-control (such as the Proposed Acquisition), Lorber would receive a lump sum payment equal to 2.99 times the sum of his then current base salary and the bonus amounts earned by him for the twelve-month period ending with the last day of the month immediately before the month in which the termination occurs (i.e., nearly $10-35 million). Lorber is also a director of LTS, Moreover, Lorber was the Chairman of the Board of Hallman & Lorber in 2004 and, since January 2005, has served as a consultant to such company. During 2004, Lorber and Hallman & Lorber and its affiliates received insurance commissions on various insurance policies issued for the Company and its subsidiaries and investees, and Lorber and Hallman & Lorber and its affiliates have continued to provide services to the Company in 2005. Finally, Lorber is a shareholder and registered representative in Aegis Capital Corp., a broker-dealer to which the Company paid brokerage commissions and other income in 2004, and has continued to provide services to the Company in 2005. On September 27, 2005, Lorber was awarded a restricted stock grant of 500,000 shares of Vector’s common stock pursuant to Vector’s Amended and Restated 1999 Long-Term Incentive Plan. Lorber is not an independent director.
     13. Defendant Richard J. Lampen (“Lampen”) is and was at all relevant times a director of the Company, as well as the Company’s Executive Vice President and General Counsel. Lampen is also the Executive Vice President for Vector and a director of LTS. Lampen is a party to an employment agreement with the Company dated September 22, 1995. The agreement had an initial term of two and a quarter years from October 1, 1995 with automatic renewals after the initial term for additional one-year terms unless notice of non-renewal is given by either party within the 90-day period before the termination date. As of January 1, 2005, Lampen’s annual base salary was $750,000. In addition, the Board awarded Lampen a bonus of $100,000 for 2004. Following termination of his employment without cause, Lampen would receive severance pay in a lump sum equal to the amount of his base salary he would have received if he was employed for one year after termination of his employment term. Lampen is not an independent director.
     14. Defendant Henry C. Beinstein (“Beinstein”) is and was at all relevant times a director of the Company, and is also a director of Vector and LTS. Beinstein is not an independent director.
     15. Defendant Victor M. Rivas (“Rivas”) is and was at all relevant times a director of the Company. Rivas is the former Chairman and CEO of Ladenburg Thalmann & Co., Inc. (a former subsidiary of New Valley), and the former President and CEO of LTS. Rivas is not an independent director.
     16. Defendant Barry W. Ridings (“Ridings”) is and was at all relevant times a director of the Company. Ridings is the Managing Director at Lazard Freres & Co. LLC, an investment bank, and was previously a Managing Director of Deutsche Banc Alex. Brown, an investment bank, from March 1990 to June 1999. Ridings also currently serves as a director of Siem Industries Inc. Ridings Burns is not an independent director, as the Delaware Chancery Court found in 2001. Indeed, Ridings once received $30,000 from Vector when it was formerly known as Brooke Group, Ltd. (“Brooke”), for agreeing to be a director nominee in Brooke’s proxy bid for RJR Nabisco Holdings Corp. in 1996.
     17. Defendant Ronald J. Kramer (“Kramer”) is and was at all relevant times a director of the Company. Kramer has been the President of Wynn Resorts, Limited, a resort casino and hotel development company, since April 2002. Kramer also served as a Managing Director at Dresdner Kleinwort Wasserstein, Inc., an investment bank, from July 1999 to October 2001. Most notably, Kramer was the Chairman of the Board and CEO of former New Valley subsidiary Ladenburg Thalmann & Co. Inc., from December 1995 to July 1999. Kramer is not an independent director.
     18. Defendant Arnold I. Burns (“Burns”) is and was at all relevant times a director of the Company. Burns has been Chairman of The QuanStar Group, LLC, a strategic management company, since January 2004. He was a Managing Director at Natexis Bleichroeder, Inc., an investment bank, from February 1999 to December 2003. Burns was also a partner of Proskauer Rose LLP from September 1988 to January 1999, and Associate Attorney General of the United States in 1986 and Deputy Attorney General from 1986 to 1988. Burns is not an independent director. Like defendant Ridings, Burns also once received $30,000 from Brooke (i.e., Vector), for agreeing to be a director nominee in Brooke’s proxy bid for RJR Nabisco Holdings Corp. in 1996. In addition, Burns also is a former non-lawyer employee of a law firm that has rendered substantial legal services to New Valley.

     19. Plaintiff alleges that defendants, separately and together, in connection with the Proposed Acquisition, have violated their fiduciary duties owed to plaintiff and the other minority shareholders of New Valley, including their duties of loyalty, good faith and fair dealing insofar as they stand on both sides of the transaction and have engaged in self-dealing to obtain for Vector financial benefits not shared by the Class. Plaintiff also alleges that defendants placed an artificial lid on the price of the stock by announcing the Proposed Acquisition at an inadequate exchange ratio. As a result of defendants’ self dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their New Valley common stock in the Proposed Acquisition. Further, plaintiff alleges that defendants have thus far failed to adequately disclose material information to the minority shareholders concerning the Proposed Acquisition.
     20. Because defendants have breached their duties of candor, loyalty, good faith and fair dealing in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action pursuant to Rules 1.220(a) and 1.220 (b)(l) and (b)(2) of the Florida Rules of Civil Procedure, individually and on behalf of all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     22. This action is properly maintainable as a class action for, inter alia, the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. As of April 19, 2005, there were issued and outstanding approximately 23 million shares of New Valley common stock outstanding, with scores of holders of record and likely hundreds, if not thousands, of beneficial holders.
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
                    (i) whether defendants have breached their fiduciary duties of undivided loyalty and good faith with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;
                    (ii) whether the Individual Defendants and Vector are unjustly enriching themselves and other insiders or affiliates of Vector;
                    (iii) whether Vector, as the controlling and dominating shareholder of New Valley, has breached and is breaching its fiduciary duties to the New Valley shareholders by making an unfair and inadequate offer to take the Company private, and in failing to disclose material information to the Company’s minority shareholders;
                    (iv) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of candor, good faith, honesty and fair dealing; and
                    (v) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

     23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.
     24. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.
     25. Moreover, Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.
THE ENTIRE FAIRNESS STANDARD
     26. In any situation where a majority or controlling shareholder stands on both sides of a challenged transaction, the entire fairness standard is implicated, and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.
     27. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.
     28. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.
     29. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which it discharged all of its fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price.
     30. The burden of proof may shift to the plaintiff, however, only if defendants can demonstrate an approval of the transaction by a truly independent committee of directors who have real bargaining power that can be exerted in dealings with a majority or controlling shareholder who does not dictate the terms of the merger, or the inclusion of a majority of the minority provision in the merger agreement.
     31. Because Vector does, in fact, stand on both sides of the Proposed Acquisition, the burden to prove the entire fairness of the Proposed Acquisition will remain with defendants.
SUBSTANTIVE ALLEGATIONS
BACKGROUND TO THE PROPOSED MERGER
     32. New Valley is an extraordinarily profitable public company, and is likely to continue to be profitable in the years to come.
     33. For example, on August 9, 2005, the Company issued a press release announcing its quarterly financial results, which included, inter alia, that for the six months ended June 30, 2005, the Company reported net income of $12.1 million, or $0.52 per diluted common share, versus net income of $6.6 million, or $0.30 per share, in the 2004 period (i.e., a nearly 100% increase).
     34. Thereafter, on September 27, 2005, Vector issued a press release entitled:
VECTOR GROUP ANNOUNCES OFFER TO ACQUIRE
OUTSTANDING STOCK OF NEW VALLEY CORPORATION
     35. The press release stated:
MIAMI, FL, September 27, 2005 — Vector Group Ltd. (NYSE: VGR) today announced that its Board of Directors has approved plans to make an offer to the stockholders of New Valley Corporation (NASDAQ: NVAL) to acquire all of the outstanding shares of common stock of New Valley that Vector Group does not already own.
New Valley stockholders will be offered 0.461 shares of Vector Group common stock, in an exchange designed to be tax-free, for each outstanding share of New Valley common stock they own. Vector Group would issue approximately 4.4 million shares to complete the transaction.
Vector Group through a subsidiary currently owns approximately 57.7 percent of New Valley’s common stock. Based on the $19.54 closing price of Vector Group’s shares on September 26, 2005, the offer represents a value of approximately $9.00 per share of New Valley common stock and a 21 percent premium to the closing price of New Valley common stock on that date.
Vector Group expects to file offering materials with the Securities and Exchange Commission and to commence its exchange offer on or about October 12, 2005. Vector Group’s offer will be subject to the condition that it holds at least 90 percent of the outstanding shares of New Valley common stock at the completion of the exchange offer and other customary conditions.
Following successful completion of the exchange offer, Vector Group will effect a short-form merger with New Valley in which New Valley shares held by the remaining public stockholders will be converted into the same consideration paid in the exchange offer, except for those stockholders who exercise appraisal rights.
     36. However, the consideration in the Proposed Acquisition actually represents a substantial discount to the Company’s minority shareholders compared to the true value of their shares, and is clearly not in their best interests. To the contrary, the consideration in the Proposed Acquisition is inadequate, unfair, and clearly does not represent the true value of the Company.
     37. Indeed, according to the Company’s own proxy statement filed with the SEC, the Company’s stock has outperformed both the S&P 500 and the NASDAQ Composite Index, as demonstrated on the chart below:
[chart]
     38. Vector and the individual Vector directors are intent on paying the lowest possible price to Class members, even though the Individual Defendants and Vector, as the majority shareholder of New Valley, are duty-bound to act fairly and in good faith with respect to the minority shareholders.
     39. Vector has timed the Proposed Acquisition to freeze out New Valley’s minority shareholders in order to capture for itself and its shareholders the future potential without paying an adequate or fair price to the Company’s minority shareholders, and to place an artificial lid on the market price of New Valley stock so that the market would not reflect the Company’s potential, thereby purporting to justify an unreasonably low price.
     40. Further, Vector has access to internal financial information about the Company, its true value, expected increase in true value and the benefits of 100% ownership of New Valley to which plaintiff and the Class members are not privy. Vector is using such inside information to benefit itself and its affiliates in this transaction, to the detriment of the New Valley minority stockholders.
     41. Vector and the directors of New Valley all have clear and material conflicts of interest in the Proposed Acquisition as Vector is the majority shareholder of the Company, and thereby dominates, controls, and/or has the power to influence the entire Board of New Valley as well as the Company’s proxy machinery. Vector is acting to better its own interests at the expense of New Valley’s minority shareholders. It is in a position to dictate the terms of the Proposed Acquisition, and the remaining directors of the Company are beholden to Vector for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company’s minority shareholders with impartiality and vigor.
     42. Moreover, although a special committee has not been appointed by the Board to evaluate Vector’s exchange offer, any special committee would be anything but independent and unbiased, and would, in fact, be completely impotent. First, each and every member of the

Board has clear and material conflicts of interest based on their divided loyalties and allegiance to Vector and/or Vector-appointed directors. Second, since Vector is the controlling and dominating shareholder of New Valley, Vector may effectuate the exchange without any recommendation by any purported “independent” directors. Thus, any special committee would be a charade.
     43. Indeed, when the New Valley Board finally confirmed the receipt of the Vector proposal on September 28, 2005, the Company never stated that a special committee had been created to evaluate the Vector offer. Rather, the Company’s September 28 press release stated:
NEW VALLEY CORPORATION CONFIRMS RECEIPT OF VECTOR OFFER
     MIAMI, FL, September 28, 2005 — New Valley Corporation (NASDAQ: NVAL) confirmed today that it received a letter from Vector Group (NYSE: VGR) on September 27, 2005, informing New Valley that Vector’s Board of Directors has authorized Vector to make an exchange offer to New Valley stockholders to purchase all of the outstanding shares of common stock of New Valley that Vector does not already own. The Board of Directors of New Valley will meet to consider the exchange offer.
     44. Simply put, the Proposed Acquisition is in furtherance of a wrongful plan by Vector and the Vector-appointed directors to take the Company private, which, if not enjoined, will result in the elimination of the public stockholders of New Valley in a transaction that is inherently unfair to them and that is the product of the defendants’ conflict of interest and breach of fiduciary duties, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ and Vector’s fiduciary duties and has been timed and structured unfairly in that:
          (a) The Proposed Acquisition is designed and intended to eliminate members of the Class as stockholders of the Company at a exchange ratio which the Individual Defendants and Vector know or should know is grossly unfair and inadequate;

          (b) Vector, by virtue of, among other things, its ownership and voting power, controls and dominates the Board of New Valley;
          (c) The Individual Defendants and Vector have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and
          (d) The Individual Defendants and Vector have violated their duty of fair dealing by manipulating the timing of the transaction to benefit Vector and its shareholders at the expense of plaintiff and the Class.
     45. In sum, Vector is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.
     46. Unless enjoined by this Court, the Individual Defendants and Vector will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Acquisition to the irreparable harm of plaintiff and the Class.
     47. Plaintiff and the other members of the Class have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

     C. To the extent the Proposed Acquisition is consummated, rescinding it or awarding rescissory damages to the Class;
     D. Directing defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct;
     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;
     F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 29, 2005	Respectfully Submitted, LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP 197 S. Federal Highway, Suite 200 Boca Raton, FL 33432-4946 (561) 750-3000 Telephone (561) 750-3364 Facsimile

	By:	/s/
Jonathan M. Stein
Florida Bar No. 009784 Stuart A. Davidson Florida Bar No. 0084824 Attorneys for Plaintiff and the Class

16